EXHIBIT 21.1

SUBSIDIARIES OF AURORA OIL & GAS CORPORATION

Celebration Mining Company (a Washington corporation)

Aurora Operating, LLC (a Michigan limited liability company)

Hudson Pipeline & Processing Co., LLC (a Michigan limited liability company)

Indiana Royalty Trustory, LLC (a Michigan limited liability company)

Bach Services & Manufacturing Company, L.L.C. (a Michigan limited liability company)

Kingsley Development Company, L.L.C. (a Michigan limited liability company)